EXHIBIT 1 TO FORM 8-K

March 4, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

We have read Item 4 of Form 8-K dated March 4, 2003 of Molecular Diagnostics, Inc. and are in agreement with the statements contained in the first through fourth and sixth paragraphs therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant's statements concerning the lack of internal control to prepare financial statements, included in the fourth paragraph therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant's 2001 financial statements.


                                     /s/ Ernst & Young LLP